Exhibit 23.2

Consent of KPMG, Independent Registered Public Accounting Firm

The Board of Directors

Jazz Pharmaceuticals plc:

We consent to the incorporation by reference in the registration statement on Form S-8 of Jazz Pharmaceuticals plc of our reports dated February 26, 2013, with respect to the consolidated balance sheet of Jazz Pharmaceuticals plc as of December 31, 2012, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for the year then ended, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of Jazz Pharmaceuticals plc.

/s/ KPMG

Dublin, Ireland

February 26, 2013